Letter of Resignation

To: East Coast Diversified Corporation

Attn. Board of Directors

April 26, 2005

The undersigned, Thomas J. Craft, Jr., hereby resigns as an officer and directors of East Coast Diversified Corporation effective April 26, 2005. There have been no disagreements with East Coast Diversified Corporation on any matter relating to the corporation's operations, policies or practices.

/s/ Thomas J. Craft, Jr.
Thomas J. Craft, Jr.